Exhibit 99.1

AURORA ACQUISITION CORP.
20 North Audley Street
London W1K 6LX
United Kingdom

November 1, 2021

Continental Stock Transfer & Trust Company
Transfer Agent and Registrar
Attention: Account Administration
1 State Street, 30th Floor
New York, NY 10004

Re:Transfer Agency and Registrar Services Agreement – Aurora Acquisition Corp.

Ladies and Gentlemen:

We refer to the Transfer Agency and Registrar Services Agreement dated as of February 23, 2021 by and between Aurora Acquisition Corp. (the “Company”) and Continental Stock Transfer & Trust Company (“Continental”).

As you may be aware, the Company entered into an agreement to effectuate (1) a Domestication whereby the Company will be domesticated as a Delaware Corporation, (2) each of the mergers of (x) Aurora Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”), with and into Better Holdco, Inc., a Delaware corporation (“Better”) (the “First Merger”), with Better surviving the First Merger as a wholly owned subsidiary of the Company and (y) Better with and into the Company (the “Second Merger” and, together with the First Merger, the “Mergers”), with the Company surviving the Second Merger, in each case, pursuant to the terms of the Agreement and Plan of Merger, dated as of May 10, 2021, by and among the Company, Merger Sub and Better (the “Merger Agreement”) and (3) the other transactions contemplated by the Merger Agreement and documents related thereto.

As a result of the Mergers, the Company will no longer be listed for trading on NASDAQ Capital Market and will therefore no longer require the services of Continental as transfer agent and registrar. As such, please close the record books for the Company as of close of business at the Second Effective Time (as defined in the Merger Agreement), after completing the processing for all transactions as transfer agent and registrar and any other services deemed required.

Please note, the Company has appointed Computershare as its new transfer agent as of the Second Effective Time (as defined in the Merger Agreement), and as such please transition the record books as required to:

Frances Musso

Sr. Project Manager

New Business Solutions Group>US Operations

Computershare

480 Washington Blvd Jersey City, NJ 07310

T: 201 680 4503

fran.musso@computershare.com

www.computershare.com

Furthermore, pursuant to Section 8.2.2 of the the Warrant Agreement, dated March 3, 2021, by and between the Company and Continental (the “Warrant Agreement”), the Company hereby notifies Continental that it shall be terminated as the warrant agent (“Warrant Agent”) and Computershare appointed as the new Warrant Agent as of the Second Effective Time (as defined in the Merger Agreement).

Sincerely,
Aurora Acquisition Corp.

By:	/s/ Arnaud Massenet
Name: Arnaud Massenet
Title: Chief Executive Officer